------------------------------
                                                  OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0145
                                                  ------------------------------
                                                  Expires: October 31, 2002
                                                  ------------------------------
                                                  Estimated average burden hours
                                                  per response... 14.90
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                         Nova Measuring Instruments Ltd.
                   ------------------------------------------
                                (Name of Issuer)

                       Ordinary Shares, par value NIS 0.01
                     ---------------------------------------
                         (Title of Class of Securities)

                                   M7516K 10 3
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 2003
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [_]       Rule 13d-1(b)

   [_]       Rule 13d-1(c)

   [X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 6 pages

--------------------------------------------------------------------------------
CUSIP No. M7516K 10 3                 13G                     Page 2 of 6 Pages
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

         Teuza- A Fairchild Technology Venture Ltd. ("TFTV")
         I.R.S. Identification No. Not Applicable
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
            (a) [_]
            (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel
--------------------------------------------------------------------------------
      NUMBER OF        5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY              1,661,327 Ordinary Shares
      OWNED BY         ---------------------------------------------------------
        EACH           6      SHARED VOTING POWER
      REPORTING
     PERSON WITH              0
                       ---------------------------------------------------------
                       7      SOLE DISPOSITIVE POWER

                              1,661,327 Ordinary Shares
                       ---------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,661,327 Ordinary Shares
--------------------------------------------------------------------------------
   10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                        [_]   (See instructions)
--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Approximately 11.0%
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON   (See instructions)

         CO
--------------------------------------------------------------------------------


                                                               Page 2 of 6 pages

--------------------------------------------------------------------------------
CUSIP No. M7516K 10 3                 13G                     Page 3 of 6 Pages
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

         Teuza Management & Development (1991) Ltd. ("TMD")
         I.R.S. Identification No. Not Applicable
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
            (a) [_]
            (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel
--------------------------------------------------------------------------------
      NUMBER OF        5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY              0
      OWNED BY         ---------------------------------------------------------
        EACH           6      SHARED VOTING POWER
      REPORTING
     PERSON WITH              1,661,327 Ordinary Shares
                       ---------------------------------------------------------
                       7      SOLE DISPOSITIVE POWER

                              0
                       ---------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,661,327 Ordinary Shares
--------------------------------------------------------------------------------
   10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                        [_]   (See instructions)
--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Approximately 11.0%
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON   (See instructions)

         CO
--------------------------------------------------------------------------------


                                                               Page 3 of 6 pages

Item 1(a) Name of Issuer: Nova Measuring Instruments Ltd., a company organized under the laws of the State of Israel (the "Issuer").

Item 1(b) Address of Issuer's Principal Executive Offices: Weizman Scientific Park, P.O. Box 266, Rehovot, Israel 76100.

Item 2(a) Name of Filing Person: Teuza - A Fairchild Technology Venture Ltd., a company organized under the laws of the State of Israel ("TFTV") and Teuza Management & Development (1991) Ltd., a company organized under the laws of the State of Israel ("TMD", and, together with TFTV, the "Reporting Persons"). TMD manages TFTV pursuant to a management agreement between the parties.

Item 2(b) Address of Principal Business Office or, if None, Residence: For TFTV and TMD: 49 Ha'Histadrut Blvd., Haifa Bay, Haifa, Israel.

Item 2(c)  Citizenship:  For TFTV and TMD:  Israel.

Item 2(d) Title and Class of Securities: Ordinary Shares, par value NIS 0.01, of the Issuer.

Item 2(e) CUSIP Number: M7516K 10 3.

Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not Applicable.

Item 4.  Ownership

         (a) Amount beneficially owned by TFTV: 1,661,327 Ordinary Shares.
         (b) Percent of Class: The Issuer has advised the Reporting Persons that as of December 31, 2003, there were 15,117,538 outstanding Ordinary Shares of the Issuer. As of December 31, 2003, TFTV and TMD were each the beneficial owner of 1,661,327 Ordinary Shares, or approximately 11.0% of the outstanding Ordinary Shares of the Issuer.
         (c) Number of shares as to which TFTV has:
                  (i) Sole power to vote or direct the vote: 1,661,327
                  (ii) Shared power to vote or to direct the vote: 0
                  (iii) Sole power to dispose or to direct the disposition of:
                  1,661,327
                  (iv) Shared power to dispose or direct the disposition of: 0

Number of shares as to which such TMD has:
                  (i) Sole power to vote or direct the vote: 0
                  (ii) Shared power to vote or to direct the vote: 1,661,327
                  (iii) Sole power to dispose or to direct the disposition of: 0
                  (iv) Shared power to dispose or direct the disposition of: 0

                                                               Page 4 of 6 pages

         Although the Board of Directors of TFTV has the authority to direct the voting and disposition of the Ordinary Shares owned by TFTV, TMD may exercise the right to vote those shares with respect to only certain limited matters.

Item 5.  Ownership of 5 Percent or Less of a Class
         Not Applicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

         Under certain circumstances set forth in the articles of association of TFTV, its shareholders may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by TFTV.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certifications

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 12, 2004

TEUZA - A FAIRCHILD TECHNOLOGY VENTURE LTD.


By: Girora Meyuhas
    -----------------------------------------
      Giora Meyuhas, Authorized Signatory


By: Avi Kerbs
    -----------------------------------------
      Avi Kerbs, Authorized Signatory

TEUZA MANAGEMENT & DEVELOPMENT (1991) LTD.


By:  Avi Kerbs
    -----------------------------------------
      Avi Kerbs, Authorized Signatory

                                                               Page 5 of 6 pages

                     AGREEMENT TO JOINTLY FILE SCHEDULE 13G



         AGREEMENT dated as of February 12, 2004 by and between Teuza - A Fairchild Technology Venture Ltd. and Teuza Management & Development (1991) Ltd. (collectively, the "Reporting Persons").

         WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Persons hereto have decided to satisfy their filing obligations under the Act by a single joint filing:

         NOW, THEREFORE, the Reporting Persons hereby agree as follows:

         1. The Schedule 13G/A with respect to Nova Measuring Instruments Ltd., to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

         2. Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

         IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

                                    TEUZA - A FAIRCHILD TECHNOLOGY VENTURE LTD.


                                    By:   Giroa Meyuhas
                                         ----------------------------------
                                         Giora Meyuhas, Authorized Signatory


                                    By:   Avi Kerbs
                                         ----------------------------------
                                         Avi Kerbs , Authorized Signatory

                                    TEUZA MANAGEMENT & DEVELOPMENT (1991) LTD.


                                    By:   Avi Kerbs
                                         ----------------------------------
                                         Avi Kerbs, CEO




                                                               Page 6 of 6 pages